EXHIBIT 10 (viii)

                     AIRTRAX

Omni-Directional Technology

Changing the way vehicles move

29 December 2003                                                                                             Euro/Dollar 1.245

Mr. Fil Filipov

100 East Huron Street

Apt. 4703

Chicago, IL 60611

FiLCO GmbH

19-23 Rheinstrasse

45478 Mulheim a.d. Ruhr

Germany

Re:

Acquisition of Filco GmbH

Letter of Intent

This writing will constitute a letter of intent by and between Airtrax, Inc. (“Airtrax”), and Mr. Fil Filipov (“Filipov”) and Filco GmbH, a German corporation under the following terms and understandings.

1.

1. Filco GmbH, has  acquired substantially all of the assets of Clark Material Handling Europe GmbH., excluding land with buildings, at the  plant located in Rheinstr Mulheim a.d. Ruhr, Germany. These assets include, intellectual property, patents and similar rights; licenses; technical drawings; technical documentation; machine assembly instructions; all factory machines and equipment; computer hardware, software, integrated systems, and organizations; production systems; financial systems; administrative fixtures and equipment; and certain other assets related to operational activities and any other assets received by Filco GmbH as were approved by the administrator. Filco GmbH entered into a lease agreement with the current owner of the plant and real estate to use the plant for 18 months commencing August 1, 2003, with an option to purchase for 4.7 million euros.

2.

2. Filipov owns 100% of Filco GmbH, except as stated herein. Airtrax will acquire 51% of all of the authorized equity of Filco GmbH from Filipov.

3.

3. As consideration for the acquisition of ownership rights by Airtrax:

a. Filco GmbH will pay Filipov 637.5 thousand Euros in the form of  a three year note, payable in four (4) installments. A first installment of 137.5k Euros will be paid  upon funding of the acquisition by 31 January 2004. A payment of 150k Euros will be due on 31 January 2005 and a payment of 150k Euros will be due on 31 January 2006 with the final 200k Euros due on 31 January 2007.

b.   b. Airtrax will issue Filipov 900,000 shares of common stock of Airtrax (the “Airtrax Shares”), representing 10.422 % of the issued and outstanding shares of Airtrax. Airtrax will include the stock issued to Filipov in an SB2 registration providing for the resale of said stock in conformance with rules and regulations promulgated by the Securities and Exchange Commission. The common stock will be issued to Filipov concurrent with the funding of the definitive agreement between the parties.

c.

c. Airtrax will loan Filco GmbH $1.25 million US Dollars or approximately 1 million Euros. Filco management will participate with  an Airtrax set aside for management of 100, 000  Shares of Restricted Airtrax stock and 100,000 options, said options  to be further described in the definitive agreement.

d.

d. Filipov will continue with an active involvement as an Officer and Director of Filco GmbH for no less than 3 years or as otherwise agreed with Airtrax.

4.

4. Airtrax represents that it has 20 million shares of common stock and 500,000 shares of preferred stock authorized and 8,705,413 shares  of common stock and 275,000 shares of preferred stock issued and outstanding.  There are 835 thousand warrants exercisable at $2.50 per share to be issued. There are no other equity securities of Airtrax outstanding, however Airtrax has entered an agreement to sell 4.375 million shares of common stock and 1.3125 million warrants exercisable at $1.25 to secure funding to fund this acquisition and other Airtrax business.

5.

5. The parties hereby agree to use every effort to execute a definitive agreement regarding the acquisition of stock ownership interest in Filco GmbH under the terms stated herein within as short a time as possible starting on 1 January 2004.

6.

6. During the period, starting 1 January 2004, upon reasonable prior notice, Airtrax and its agents, employees and designees will be granted full and complete access to the books and records and personnel of the Filco GmbH.  Airtrax also will be granted access to the Filco GmbH plant during this time.

7.

7. Filipov will be appointed to the Board of Directors of Airtrax immediately upon the execution of the definitive agreement referred to herein. Upon Filipov’s acceptance of the board seat, he will receive 100,000 Airtrax Shares. All common stock of Airtrax issued to Filipov (including the 900,000 shares stated above) will be duly authorized, non-assessable shares of  common stock of Airtrax, subject  to 1% sales rule and no restrictions other than restrictions imposed under federal securities laws.

8.

8. Except as may be required by the applicable laws or court order, including United States securities laws and securities exchange rules, each party shall keep and maintain the terms and conditions of this letter of intent, as well as other information received from the other party, confidential, and shall not disclose any of its terms or information to any third party except for attorneys, accountants, investment bankers or other advisors of each party on a “need to know” basis. Except as may be required by the applicable laws or court order, including United States securities laws and securities exchange rules, neither party will issue any press releases or make any other public announcement concerning the transaction and/or letter of intent without the consent of the other party.

9.

9. Airtrax will be responsible for its own expenses, including professional fees, in connection with all matters relating to the transactions herein proposed.

10.

10. The definitive purchase agreement shall supersede the provisions of this letter of intent, which shall terminate upon the execution thereof.  Except for the provisions of Sections 8 and 9 hereof, the understandings contained in this letter of intent shall not be deemed to be a binding agreement among the parties but merely expresses their intent, subject to the execution of the definitive purchase agreement.  If a definitive purchase agreement is not executed within 30 days from 1 January 2004, then this letter of intent shall terminate.   If this proposed transaction shall not be consummated for any reason, neither party will have any claim against the other party, except for a violation of the agreement not to solicit other offers or negotiate with other purchasers as provided hereinabove.

11.

11. It is understood that Airtrax will not fund any portion of this agreement without a definitive agreement having been executed and a certified audit of Filco GmbH having been completed. It is contingent upon Filco GmbH having  secured:

a.

a.  a revision of the current agreement to hire 210 people reduced to a level that is suitable to good business practices and agreeable to Airtrax

b.

b. a resolution of current  employee cases, and

c.

c. a resolution of current Social Security claims.

12.

Each party will indemnify, defend, and hold harmless the other against the claims of any brokers or finders claiming by, through, or under the indemnifying party.

If the foregoing comports with your understanding of the matters contained herein, please execute in the space provided herein.

Airtrax, Inc.

/s/ Peter Amico

Peter Amico, President

Agreed and accepted, Date:  30 Dec 03

Filco GmbH

/s/ Stephan Schmidt

Stephan Schmidt

/s/ Fil Filipov

Fil Filipov

Personally

P.O. Box 1237   Hammonton, NJ 08307-1237   Telephone: 609-567-7800   Fax:  609-567-7895